Exhibit 99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Worldpay, Inc.

for the three months ended March 31, 2019 and 2018

This management’s discussion and analysis provides a review of the results of operations, financial condition and liquidity and capital resources of Worldpay, Inc. (“Worldpay”, “we”, “us”, “our” or the “company” refer to Worldpay, Inc. and its consolidated subsidiaries) and outlines the factors that affected recent results, as well as factors that may affect future results. Our actual results in the future may differ materially from those anticipated in these forward looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward Looking Statements” and elsewhere in Worldpay’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019. The following discussion should be read in conjunction with Worldpay’s unaudited consolidated financial statements and related notes appearing in Exhibit 99.2 to this Current Report on Form 8-K, as well as management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2018 included in Exhibits 99.3 and 99.1, respectively, to this Current Report on Form 8-K.

Overview

Worldpay, Inc. is a leading payments technology company. We process over 40 billion transactions annually, supporting more than 300 payment types across 146 countries and 126 currencies. According to the Nilson Report, we are the largest merchant acquirer globally by number of transactions, and the largest PIN debit acquirer by number of transactions in the United States.

We are a payments innovator, differentiated by our global reach, innovative technology and tailored solutions. Our leading competitive position and differentiated solutions have enabled us to achieve unique advantages in fast-growing and strategically-important segments of the payments market, including unrivaled capabilities in global eCommerce, a first-mover advantage in U.S. Integrated Payments, and Enterprise payments and data security solutions in business-to-business (B2B) payments.

Our solutions bring together advanced payments technologies at each stage of the transaction life cycle. We enable acceptance by integrating software and delivering omni-channel solutions that allow merchants to transact online, via mobile and in-store. Our innovative and proprietary suite of payments technology enables our clients to increase their revenue by improving authorization rates while simultaneously lowering transaction costs. We offer numerous dynamic funding options and enable real-time payouts at settlement. We use advanced data analytics and machine learning to continuously evolve our capabilities, and we offer additional value-added services, including prepaid services and gift card solutions, to help our clients operate and manage their businesses more profitably. We also provide security solutions, such as point-to-point encryption, tokenization, and fraud prevention services, at each stage of the transaction lifecycle, in order to help our clients protect their revenue.

Our global reach, innovative technology and tailored solutions create our client value proposition. Our global reach makes it easy for our clients to expand into new markets and to simplify the back-office operations. We employ the most advanced payments technologies to help our clients increase their revenue while minimizing costs. Our flexible and client-centered technology platforms enable our in-country vertical-specific and technical experts to develop tailored solutions that solve our clients’ most complex needs.

Merger with Fidelity National Information Services (“FIS”)

On March 18, 2019, Worldpay and Fidelity National Information Services, Inc. (“FIS”) issued a joint press release announcing that Worldpay, FIS and Wrangler Merger Sub, Inc., a wholly-owned subsidiary of FIS (“Merger Sub”), entered into an agreement and plan of merger, dated March 17, 2019 (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Worldpay (the “Merger”), with Worldpay being the surviving corporation in the Merger and continuing as a wholly-owned subsidiary of FIS.

At the effective time of the Merger (“Effective Time”), which is expected to occur in the third quarter of 2019, each share of the Class A common stock of Worldpay, par value $0.00001 per share (“Worldpay Class A Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of Worldpay Class A Common Stock identified in the Merger Agreement, will be converted into the right to receive 0.9287 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of FIS (“FIS Common Stock” and, such shares, the “Share Consideration”) and $11.00 in cash (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”). The shares of FIS Common Stock to be issued in the Merger will be listed on The New York Stock Exchange (“NYSE”). Following the consummation of the Merger, FIS shareholders will own approximately 53 percent and Worldpay shareholders will own approximately 47 percent of the combined company. The Merger Consideration (as of the date the Merger Agreement was executed) valued Worldpay at an enterprise value of approximately $43 billion, including the assumption of Worldpay debt, which FIS expects to refinance.

Completion of the Merger is subject to the satisfaction or waiver of customary closing conditions for both parties, including receipt of required regulatory and shareholder approvals and other customary closing conditions.

In connection with the proposed Merger, on April 12, 2019, FIS filed a preliminary registration statement on Form S-4 with the SEC that became available on the SEC’s Edgar system on April 15, 2019.

Executive Overview

Revenue for the three months ended March 31, 2019 increased 14% to $970.0 million from $850.7 million in 2018.

Income (loss) from operations for the three months ended March 31, 2019 increased to $106.3 million from a loss of $27.7 million in 2018.

Net income (loss) for the three months ended March 31, 2019 was $38.1 million compared to a loss of $98.3 million in 2018. Net income (loss) attributable to Worldpay, Inc. for the three months ended March 31, 2019 was $36.4 million compared to a loss of $97.6 million in 2018. See the “Results of Operations” section of this Management’s Discussion and Analysis for a discussion of our financial results.

Recent Acquisitions

On January 16, 2018, we completed the acquisition of Worldpay Group Limited, formerly Worldpay Group plc, a public limited company (“Legacy Worldpay”) by acquiring 100% of the issued and outstanding shares. The acquisition created a leading global integrated payment technology and international eCommerce payment provider and will enable us to take advantage of strategic and innovative opportunities to provide differentiated and diversified solutions to address clients’ needs.

Please see Note 4—Business Combinations in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information about the acquisition.

Our Segments, Revenue and Expenses

Technology Solutions

Technology Solutions provides merchant acquiring, payment processing and related services to a diverse set of merchants that primarily accept payments through eCommerce and integrated payment solutions.

Merchant Solutions

Merchant Solutions provides merchant acquiring, payment processing and related services to a diverse set of merchants that primarily accept payments through an omni-channel solution including terminal based.

Issuer Solutions

Issuer Solutions provides card issuer processing, payment network processing, fraud protection and card production to a diverse set of financial institutions, including regional banks, community banks, credit unions and regional PIN networks.

Revenue

We provide a wide range of electronic payment and related products and services, both online and by mobile, to accept, validate and settle payments in 126 currencies across 146 countries, using any one of over 300 payment methods. Our customers also use our payments technology to maximize the rate at which payments are approved, manage the risk of fraud, and optimize their costs of operating globally.

We generate revenue primarily by providing payment processing as well as related products and services. The segment discussion above provides a description of our revenues by segment.

Expenses

Set forth below is a brief description of the components of our expenses:

•

Sales and marketing expense primarily consists of compensation, commissions and benefits paid to sales personnel, sales management and other sales and marketing personnel, amortization of capitalized commission fees, residual payments made to multiple referral partners and advertising and promotional costs.

•

Other operating costs primarily consist of compensation and benefits paid to operational and IT personnel, costs associated with operating our technology platform and data centers, information technology costs for processing transactions, product development costs, software fees, maintenance costs, occupancy costs and consulting costs.

•

General and administrative expenses primarily consist of compensation and benefits paid to executive management and administrative employees, including finance, human resources, product, legal and risk management, share-based compensation costs, office equipment, occupancy costs and consulting costs. The three months ended March 31, 2018 includes a significant amount of transition, acquisition and integration costs related to the Legacy Worldpay acquisition.

•	Depreciation and amortization expense consists of our depreciation expense related to investments in property, equipment and software as well as our amortization of intangible assets.

•	Interest expense—net consists primarily of interest on borrowings less interest income earned on our cash and cash equivalents.

•	Income tax expense (benefit) represents foreign, federal, state and local taxes based on income/loss.

•	Non-operating income (expense) primarily consists of other income and expense items outside of the Company’s operating activities.

Non-Controlling Interest

Since Fifth Third had a non-controlling interests in Worldpay Holding through March 2019, our results of operations include net income attributable to non-controlling interests. As a result of the March 2019 Fifth Third Stock Sale discussed in Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K, Fifth Third no longer has non-controlling interests in Worldpay Holding. Net income attributable to non-controlling interests continues to include the non-controlling interest related to a joint venture with a bank partner. See Note 8—Controlling and Non-Controlling Interests in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information.

Factors and Trends Impacting Our Business and Results of Operations

The majority of our revenues are generated by services priced as a percentage of transaction value, a specified fee per transaction, a fixed fee, or a combination. We also generate revenue based on products and specific value-added services that may or may not be related to the volume or number of transactions. These revenues depend upon a number of factors such as demand for and price of our products or services, the technological competitiveness of our offerings, our reputation for providing timely and reliable products and services, competition within our industry and general economic conditions.

Adjusted Net Income

We use adjusted net income for financial and operational decision making as a means to evaluate period-to-period comparisons of our performance and results of operations. The adjusted net income is also incorporated into performance metrics underlying certain share-based payments and our annual incentive plan. We believe the adjusted net income provides useful information about our performance and operating results, enhances the overall understanding of past financial performance and future prospects and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making.

In calculating the adjusted net income, we make certain non-GAAP adjustments, as well as certain tax adjustments, to adjust our GAAP operating results for the items discussed below. This non-GAAP measure should be considered together with GAAP operating results.

Non-GAAP Adjustments

Transition, Acquisition and Integration Costs

In connection with our acquisitions, we incur costs associated with the acquisitions and related integration activities, consisting primarily of consulting fees for advisory, conversion and integration services and related personnel costs. Also included in these expenses are costs related to employee termination benefits and other transition activities. These transition, acquisition and integration costs are included in other operating costs and general and administrative expenses.

Share-Based Compensation

We have granted share-based awards to certain employees and members of our board of directors and intend to continue to grant additional share-based awards in the future. Share-based compensation is included in general and administrative expense.

Intangible Amortization Expense

These expenses represent amortization of intangible assets acquired through business combinations and customer portfolio and related asset acquisitions as well as depreciation of acquired software.

Non-operating Income (Expense)

Non-operating income (expense) primarily consists of other income and expense items outside of the Company’s operating activities.

Tax Adjustments

Income Tax Expense Adjustments

Our effective tax rate reported in our results of operations reflects the impact of our non-controlling interests not being taxed at the statutory corporate tax rate. For purposes of calculating the adjusted net income, income tax expense is adjusted accordingly to reflect an effective tax rate assuming conversion of Fifth Third’s non-controlling interests into shares of Class A common stock, including the income tax effect of the non-GAAP adjustments described above. The adjusted global effective tax rate for the three months ended March 31, 2019 is approximately 20.1% and is expected to remain at approximately 20.1% for the remainder of 2019. The adjusted global effective tax rate was 19.7% for the three months ended March 31, 2018.

Other Tax Adjustments

In addition to the adjustment described above, income tax expense is also adjusted for the cash tax benefits resulting from certain tax attributes, primarily the amortization of tax intangible assets resulting from or acquired with our acquisitions, the tax basis step up associated with our separation from Fifth Third and the purchase or exchange of units of Worldpay Holding, net of payment obligations under tax receivable agreements (“TRAs”). The estimate of the cash tax benefits is based on the consistent and highly predictable realization of the underlying tax attributes.

The following table provides a schedule of the tax adjustments discussed above which are reflected in the adjusted net income table below (in millions):

	Three Months Ended March 31,
	2019	2018
TRA Tax Benefits(1)	$1.4	$2.2
Acquired Tax Benefits(2)	23.7	22.4

Adjusted Tax Benefits(3)	$25.1	$24.6

(1)	Represents the 15% benefit that we retain for the shared tax benefits related to the TRAs.
(2)	Represents the tax benefits wholly owned by us, acquired through acquisition or termination of TRAs in which we retain 100% of the benefit.
(3)	Represents the net cash tax benefit retained by us from the use of the tax attributes, as reflected in the Tax Adjustments.

The table below provides a reconciliation of GAAP income (loss) before applicable income taxes to the adjusted net income for the three months ended March 31, 2019 and 2018 (in millions):

	Three Months Ended March 31,
	2019	2018
Income (loss) before applicable income taxes	$37.7	$(111.5)
Non-GAAP Adjustments:
Transition, acquisition and integration costs	42.4	177.4
Share-based compensation	33.0	17.2
Intangible amortization	226.2	172.8
Non-operating (income) expenses	(3.5)	8.6

Non-GAAP adjusted income before applicable taxes	335.8	264.5
Less: Adjustments
Adjusted tax expense	42.4	27.5
JV non-controlling interest	0.4	0.3

Adjusted Net Income	$293.0	$236.7

Results of Operations

The following tables set forth our statements of income in dollars and as a percentage of revenue for the periods presented (in millions):

	Three Months Ended March 31,
	2019	2018	$ Change	% Change
Revenue	$970.0	$850.7	$119.3	14%
Sales and marketing	290.9	266.0	24.9	9%
Other operating costs	181.0	155.1	25.9	17%
General and administrative	127.4	250.1	(122.7)	(49)%
Depreciation and amortization	264.4	207.2	57.2	28%

Income from operations	$106.3	$(27.7)	$134.0	484%

	Three Months Ended March 31,
As a Percentage of Revenue	2019	2018
Revenue	100.0%	100.0%

Sales and marketing	30.0%	31.3%
Other operating costs	18.6%	18.2%
General and administrative	13.1%	29.4%
Depreciation and amortization	27.3%	24.4%

Income from operations	11.0%	(3.3)%

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

The Revenue, Sales and Marketing, Other Operating Costs and General and Administrative disclosures below exclude Legacy Worldpay results prior to the January 16, 2018 acquisition date for the three months ended March 31, 2018.

Revenue

Revenue increased 14% to $970.0 million for the three months ended March 31, 2019 from $850.7 million for the three months ended March 31, 2018. The prior year period excludes $63.8 million of Legacy Worldpay generated revenue prior to our acquisition. Additionally, strong growth in our Technology Solutions segment contributed to the increase.

Sales and Marketing

Sales and marketing expense increased 9% to $290.9 million for the three months ended March 31, 2019 from $266.0 million for the three months ended March 31, 2018. The prior year period excludes $12.9 million of Legacy Worldpay sales and marketing expense prior to our acquisition. Higher residual payments to referral partners as a result of increased revenue in both our Technology Solutions and Merchant Solutions segments contributed to the increase.

Other Operating Costs

Other operating costs increased 17% to $181.0 million for the three months ended March 31, 2019 from $155.1 million for the three months ended March 31, 2018. The prior year period excludes $12.3 million of Legacy Worldpay other operating costs prior to our acquisition. When excluding transition, acquisition and integration costs, other operating costs increased to $160.5 million for the three months ended March 31, 2019 from $144.9 million for the three months ended March 31, 2018. The prior year period excludes $12.1 million of Legacy Worldpay other operating costs prior to our acquisition when excluding transition, acquisition and integration costs.

General and Administrative

General and administrative expenses decreased 49% to $127.4 million for the three months ended March 31, 2019 from $250.1 million for the three months ended March 31, 2018. The prior year period excludes $66.2 million of Legacy Worldpay general and administrative expense prior to our acquisition. When excluding transition, acquisition and integration costs, as well as share-based compensation expense, general and administrative expenses increased to $72.5 million for the three months ended March 31, 2019 from $65.7 million for the three months ended March 31, 2018. The prior year period excludes $10.0 million of Legacy Worldpay general and administrative expenses prior to our acquisition when excluding transition, acquisition and integration costs as well as share-based compensation expense. When including the 2018 period prior to our acquisition, the decrease in general and administrative expenses when excluding transition, acquisition and integration costs as well as share-based compensation expense is primarily attributable to corporate overhead efficiencies.

Depreciation and Amortization

Depreciation expense associated with our property, equipment and software increased to $67.0 million for the three months ended March 31, 2019 from $57.4 million for the three months ended March 31, 2018. The prior year period excludes $4.9 million of Legacy Worldpay depreciation expense prior to our acquisition.

Amortization expense associated with intangible assets, which consist primarily of customer relationship intangible assets, increased to $197.4 million for the three months ended March 31, 2019 from $149.8 million for the three months ended March 31, 2018. The prior year period excludes $2.3 million of Legacy Worldpay amortization expense prior to our acquisition. The increase is primarily attributable to an increase in amortization of customer relationship intangible assets as a result of recent acquisitions.

Income from Operations

Income from operations increased to $106.3 million for the three months ended March 31, 2019 from a loss of $27.7 million for the three months ended March 31, 2018.

Interest Expense—Net

Interest expense—net decreased to $72.1 million for the three months ended March 31, 2019 from $75.2 million for the three months ended March 31, 2018. The prior year period excludes $2.8 million of Legacy Worldpay interest expense-net prior to our acquisition. The decrease in interest expense-net is primarily related to additional debt paydowns and increased interest income, partially offset by higher interest rates.

Non-Operating Income (Expense)

Non-operating income was $3.5 million for the three months ended March 31, 2019, primarily relates to foreign currency gains, partially offset by losses associated with the write-off of deferred financing fees in connection with the early paydown of debt and the change in fair value of the Mercury TRA.

Non-operating expense was $8.6 million for the three months ended March 31, 2018, primarily relating to our financing arrangements entered into in connection with the Legacy Worldpay acquisition and the change in fair value of the Mercury TRA, partially offset by a gain on the settlement of a deal contingent forward entered into in connection with our acquisition of Legacy Worldpay.

Income Tax Expense (Benefit)

Income tax benefits for the three months ended March 31, 2019 and 2018 were $0.4 million and $13.2 million, reflecting global effective rates of (1.1)% and 11.8%, respectively. Our global effective tax rates reflect the impact of our non-controlling interests not being taxed at the statutory U.S. corporate tax rates.

Segment Results

The following tables provide a summary of the components of segment profit for our three segments for the three months ended March 31, 2019 and 2018 (in millions):

The disclosures below exclude Legacy Worldpay results prior to the January 16, 2018 acquisition date for the three months ended March 31, 2018.

Technology Solutions

	Three Months Ended March 31,
	2019	2018	$ Change	% Change
Revenue	$427.3	$336.4	$90.9	27%
Sales and marketing	118.4	95.9	22.5	23%

Segment profit	$308.9	$240.5	$68.4	28%

Revenue

Revenue in this segment increased 27% to 427.3 million for the three months ended March 31, 2019 from $336.4 million for the three months ended March 31, 2018. The prior year period excludes $29.7 million of Legacy Worldpay generated revenue prior to our acquisition. Strong transactional growth contributed to the increase in revenue.

Sales and Marketing

Sales and marketing expense increased 23% to $118.4 million for the three months ended March 31, 2019 from $95.9 million for the three months ended March 31, 2018. The prior year period excludes $3.2 million of Legacy Worldpay sales and marketing expense prior to our acquisition. Higher residual payments to referral partners as a result of increased revenue contributed to the increase.

Merchant Solutions

	Three Months Ended March 31,
	2019	2018	$ Change	% Change
Revenue	$459.4	$432.2	$27.2	6%
Sales and marketing	166.0	163.8	2.2	1%

Segment profit	$293.4	$268.4	$25.0	9%

Revenue

Revenue in this segment increased 6% to $459.4 million for the three months ended March 31, 2019 from $432.2 million for the three months ended March 31, 2018. The prior year period excludes $33.9 million of Legacy Worldpay generated revenue prior to our acquisition. When including the 2018 period prior to our acquisition, the decrease in revenue is primarily attributable to unfavorable foreign currency.

Sales and Marketing

Sales and marketing expense increased 1% to $166.0 million for the three months ended March 31, 2019 from $163.8 million for the three months ended March 31, 2018. The prior year period excludes $9.7 million of Legacy Worldpay sales and marketing expense prior to our acquisition. When including the 2018 period prior to our acquisition, the decrease in sales and marketing expense is primarily attributable to sales efficiencies, partially offset by higher residual payments to referral partners.

Issuer Solutions

	Three Months Ended March 31,
	2019	2018	$ Change	% Change
Revenue	$83.3	$82.1	$1.2	1%
Sales and marketing	6.5	6.3	0.2	3%

Segment profit	$76.8	$75.8	$1.0	1%

Revenue

Revenue in this segment increased 1% to $83.3 million for the three months ended March 31, 2019 from $82.1 million for the three months ended March 31, 2018.

Sales and Marketing

Sales and marketing expense increased 3% to $6.5 million for the three months ended March 31, 2019 from $6.3 million for the three months ended March 31, 2018.

Liquidity and Capital Resources

Our liquidity is funded primarily through cash provided by operations, debt and a line of credit, which is generally sufficient to fund our operations, planned capital expenditures, tax distributions made to our non-controlling interest holders, required payments under our TRA agreements, debt service and acquisitions. As of March 31, 2019, our principal sources of liquidity consisted of $107.9 million of cash and cash equivalents and $1.0 billion of availability under the revolving portion of our senior secured credit facilities. Our total indebtedness, including finance leases, was $7.5 billion as of March 31, 2019.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Worldpay, Inc. is a holding company that does not conduct any business operations of its own. As a result, Worldpay, Inc.’s ability to pay cash dividends on its common stock, if any, is dependent upon cash dividends and distributions and other transfers from Worldpay Holding. The amounts available to Worldpay, Inc. to pay cash dividends are subject to the covenants and distribution restrictions in its subsidiaries’ loan agreements.

In addition to principal needs for liquidity discussed above, our strategy includes investing in and leveraging our integrated business model and technology platform, broadening and deepening our distribution channels, entry into new geographic markets and development of additional payment processing services. Our near-term priorities for capital allocation include debt reduction, investing in our operations to support organic growth, and share repurchases. Long-term priorities remain unchanged and include investing for growth through strategic acquisitions and returning excess capital to shareholders.

We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

However, as a result of the Merger Agreement with FIS, we are precluded from paying dividends, share repurchases, debt issuances and equity financings.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the three months ended March 31, 2019 and 2018 (in millions).

	Three Months Ended March 31,
	2019	2018
Net cash provided by operating activities	$166.2	$84.1
Net cash (used in) provided by investing activities	(88.0)	1,406.1
Net cash (used in) provided by financing activities	(422.6)	75.9

Cash Flow from Operating Activities

Net cash provided by operating activities was $166.2 million for the three months ended March 31, 2019 as compared to $84.1 million for the three months ended March 31, 2018. The increase reflects net income compared to a net loss in the prior period and an adjustment to add back increased depreciation and amortization expense, partially offset by increased net cash outflow due to changes in working capital.

Cash Flow from Investing Activities

Net cash used in investing activities was $88.0 million for the three months ended March 31, 2019 as compared to $1,406.1 million of cash provided by investing activities for the three months ended March 31, 2018. The prior period includes cash acquired relating to the acquisition of Legacy Worldpay in January 2018.

Cash Flow from Financing Activities

Net cash used in financing activities was $422.6 million for the three months ended March 31, 2019 as compared to net cash provided by financing activities of $75.9 million for the three months ended March 31, 2018. Cash used in financing activities during the three months ended March 31, 2019 consisted primarily of the repayment of debt and finance leases, payments relating to tax receivable agreements, partially offset by incremental borrowings. Cash provided by financing activities for the three months ended March 31, 2018 consisted primarily of proceeds from issuance of additional debt, partially offset by the repayment of debt and finance leases, settlement and payments under tax receivable agreements and addendums and distributions to non-controlling interests.

Credit Facilities

At March 31, 2019, we have $7.5 billion of outstanding debt, which includes $246 million of outstanding borrowings under our revolving credit facility. See additional discussion in Note 6—Long-Term Debt in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K.

We are required to maintain a leverage ratio no greater than established thresholds (based upon the ratio of total funded debt to consolidated EBITDA, as defined in the loan agreement) and a minimum interest coverage ratio (based upon the ratio of consolidated EBITDA to interest expense), which are tested quarterly based on the last four fiscal quarters. The required financial ratios become more restrictive over time, with the specific ratios required by period set forth in the table below:

Period	Leverage Ratio (must not exceed)	Interest Coverage Ratio (must exceed)
December 31, 2018 to September 30, 2019	5.75 to 1.00	4.00 to 1.00
December 31, 2019 to September 30, 2020	5.00 to 1.00	4.00 to 1.00
December 31, 2020 and thereafter	4.25 to 1.00	4.00 to 1.00

As of March 31, 2019, we were in compliance with these covenants with a leverage ratio of 3.77 to 1.00 and an interest coverage ratio of 6.69 to 1.00.

Interest Rate Swaps, Caps and Net Investment Hedges

As of March 31, 2019, we have interest rate swap and interest rate cap agreements that were designated as cash flow hedges of interest rate risk. The currently effective interest rate swaps and caps hedge $2.2 billion of our approximately $5.6 billion of variable rate debt outstanding as of March 31, 2019. The Company also has designated a portion of its Euro denominated debt and 100% of its GBP denominated debt as net investment hedges. See Note 7—Derivatives and Hedging Activities in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information about the interest rate swaps, caps and net investment hedges.

Tax Receivable Agreements

As of March 31, 2019, we are party to several TRAs in which we have agreed to make payments to various parties of 85% of the federal, state, local and foreign income tax benefits realized by us as a result of certain tax deductions.

As discussed in Note 1—Basis of Presentation and Summary of Significant Accounting Policies in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K, Fifth Third exchanged its remaining 10.3 million Class B units of Worldpay Holding for shares of Worldpay, Inc. Class A common stock in March 2019.

As a result of the March 2019 Fifth Third exchange of units of Worldpay Holding, we recorded an estimated additional liability under the Fifth Third TRA of $327.9 million and an estimated additional deferred tax asset of $502.8 million associated with the increase in the tax basis. We recorded an estimated corresponding increase to paid-in-capital of $174.9 million for the difference in the TRA liability and the related deferred tax asset.

For more information on the TRAs, see Note 8—Tax Receivable Agreements in the notes to our audited consolidated financial statements included in Exhibit 99.1 to this Current Report on Form 8-K.

Contractual Obligations

There have been no significant changes to contractual obligations and commitments compared to those disclosed in our Annual Report on Form 10-K as of December 31, 2018 filed with the SEC on February 26, 2019.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements in our 2018 Form 10-K, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our critical estimates giving consideration to a combination of factors, including historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Except for the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and ASU 2017-12, Derivatives and Hedging (Topic 815) on January 1, 2019 as discussed in Note 3—Leases and Note 7—Derivatives and Hedging Activities in the notes to our unaudited consolidated financial statements included in Exhibit 99.2 to this Current Report on Form 8-K, we have not adopted any new critical accounting policies, have not changed any critical accounting policies and have not changed the application of any critical accounting policies from the year ended December 31, 2018. Our critical accounting policies and estimates are described fully within Management’s Discussion and Analysis of Financial Condition and Results of Operations included within Exhibit 99.3 to this Current Report on Form 8-K.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.